Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal 2020

— Net sales increase 13% to $8,071,000, operating income was $49,000 —

KAILUA KONA, Hawaii (August 13, 2019) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the first quarter of fiscal year 2020, ended June 30, 2019.

First Quarter Fiscal 2020

Cyanotech reported net sales of $8,071,000 for the first quarter of fiscal 2020 compared to $7,145,000 for the first quarter of fiscal 2019. Gross profit was $3,675,000, with gross profit margin of 45.5%, compared to gross profit of $1,836,000 and gross profit margin of 25.7%. Operating income was $49,000 compared to operating loss of ($1,167,000). Net loss was ($133,000) or ($0.02) per diluted share, compared to net loss of ($1,275,000) or ($0.22) per diluted share.

Commenting on the first quarter fiscal 2020 results (changes shown vs. the first quarter of fiscal 2019), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“We are pleased that our algae production stabilized and returned to more normal levels in the first quarter, as well as overall sales. Absent what we expect to be mostly non-recurring charges related to severance and associated payments tied to personnel organization, our first quarter pre-tax income would also have normalized at approximately $400,000.”

Providing further detail about the fiscal results, Cyanotech’s Vice President Finance and CFO, Brian Orlopp, added,

“Net sales increase of 13.0% for the current quarter compared to the same period last year was primarily driven by a 76% increase in Spirulina sales, as well as the contribution of third-party contract extraction services. Spirulina sales last year were significantly affected by production issues and the re-inoculation process.  Since late last year, productivity levels have returned to normal levels allowing us to fulfill both bulk and Nutrex consumer product orders.  The increases were partially offset by a 10.7% decrease in Astaxanthin sales, primarily due to a reduction in sales to one of our major customers.”

“Gross profit as a percent of net sales increased by 19.8 percentage points compared to the same period last year, primarily due to the improvements in production for both Spirulina and Astaxanthin.”

“Operating expenses increased $0.6 million for the current quarter compared to the same period last year, primarily due to increased general and administrative expenses related to personnel organization.”

Trailing 12 Months

For the trailing 12 months ended June 30, 2019 compared to the trailing 12 months ended June 30, 2018, net sales were $31,128,000 compared to $32,451,000. Gross profit was $12,304,000, with gross profit margin of 39.5%, compared to $11,604,000 and 35.8%. Net loss was ($2,454,000) or ($0.42) per diluted share, compared to net loss of ($751,000) or ($0.13) per diluted share.

Please review the Company’s Form 10-Q for the period ended June 30, 2019 for more detailed information.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

— Cyanotech will host a Skype broadcast at 8:00 PM EDT on Wednesday, August 14, 2019 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Wednesday, August 14, 2019. The Company will respond only to relevant questions relating to the Company’s first quarter fiscal 2020 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the first quarter fiscal 2020 ended June 30, 2019, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	June 30, 2019	March 31, 2019
ASSETS
Current assets:
Cash	$1,055	$840
Accounts receivable, net of allowance for doubtful accounts of $27 at June 30, 2019 and $27 at March 31, 2019	1,794	1,982
Inventories, net	11,570	11,274
Prepaid expenses and other current assets	495	496
Total current assets	14,914	14,592

Equipment and leasehold improvements, net	14,309	14,752
Operating lease right-of-use assets	4,056	—
Other assets	234	282
Total assets	$33,513	$29,626

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,742	$4,922
Accrued expenses	1,112	992
Customer deposits	165	626
Operating lease obligations	290	—
Short-term contract obligation	101	285
Line of credit	2,000	2,000
Current maturities of long-term debt	667	663
Total current liabilities	8,077	9,488

Long-term debt, less current maturities	6,509	5,172
Long-term operating lease obligations	3,766	—
Other long-term liabilities	57	57
Total liabilities	18,409	14,717

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,889,582 shares at June 30, 2019 and 5,879,710 shares at March 31, 2019	118	117
Additional paid-in capital	32,774	32,447
Accumulated deficit	(17,788)	(17,655)
Total stockholders’ equity	15,104	14,909
Total liabilities and stockholders’ equity	$33,513	$29,626

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2019	2018

Net sales	$8,071	$7,145
Cost of sales	4,396	5,309
Gross profit	3,675	1,836

Operating expenses:
General and administrative	2,031	1,372
Sales and marketing	1,408	1,423
Research and development	187	208
Total operating expenses	3,626	3,003

Income (loss) from operations	49	(1,167)

Interest expense, net	185	130

Loss before income taxes	(136)	(1,297)

Income tax benefit	(3)	(22)

Net loss	$(133)	$(1,275)

Net loss per share:
Basic	$(0.02)	$(0.22)
Diluted	$(0.02)	$(0.22)

Shares used in calculation of net loss per share:
Basic	5,919	5,785
Diluted	5,919	5,785

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com